The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

November 26, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Appointment of New President and CEO</u>

And

<u>Merger of</u>
<u>"Barclays Global Investors Japan Trust & Banking Co., Ltd."</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 12/3

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Toru Matsuura
Title: Controller, NY Branch

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

November 26, 2007

The Sumitomo Trust & Banking Co., Ltd.

Appointment of New President and CEO

The Sumitomo Trust & Banking Co., Ltd. hereby announces that the Board of Directors unanimously resolved the following management changes and appointed new President and CEO, effective on January 4, 2008.

1. Appointment of a Representative Director, effective on November 27, 2007

<New Position>	<Current Position>	<Name >
Managing Executive Officer (Representative Director)	Managing Executive Officer	Hitoshi Tsunekage

2. Changes of Executive Officers, effective on January 4, 2008

<New Position>	<Current Position>	<Name>
Vice Deputy Chairman (Representative Director)	Deputy President Executive Officer (Representative Director)	Takaaki Hatabe
President and CEO (Representative Director)	Managing Executive Officer (Representative Director)	Hitoshi Tsunekage

3. Resignation, effective on January 3, 2008

   President and CEO (Representative Director) Yutaka Morita

   (*)Mr. Morita will be appointed an Advisor to The Sumitomo Trust & Banking Co., Ltd., effective on January 4, 2008.

For inquiries, please contact
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone:+81-3-3286-8354 Fax:+81-3-3286-4654

Carrier Summary of the New President and CEO

<Name>	Hitoshi Tsunekage

<Job History>

April, 1977	Joined The Sumitomo Trust & Banking Co., Ltd.
June, 1999	General Manager of Securities Business Planning Department
April, 2002	General Manager of Corporate Planning Department
June, 2004	Executive Officer and General Manager of Corporate Planning Department
June, 2005	Managing Executive Officer (Director)
January, 2008 (Scheduled)	President and CEO (Representative Director)

November 26, 2007

The Sumitomo Trust & Banking Co., Ltd.

Merger of
"Barclays Global Investors Japan Trust & Banking Co., Ltd."

The Sumitomo Trust & Banking Co., Ltd. ("STB") decided at the today's meeting of its Board of Directors to effect a merger of Barclays Global Investors Japan Trust & Banking Co., Ltd. ("BTB") on February 1, 2008 as follows, subject to necessary regulatory approvals by the relevant authorities.

[As the merger is a simplified merger some items are omitted from this release.]

1. Purpose of Merger

Based on the agreement with Barclays Global Investors UK Holdings Limited ("BGI UK Holdings") concerning acquisition of all the issued shares of BTB that was announced on April 16, 2007, STB is currently in the process of transferring BTB's entrusted assets to STB, with cooperation from clients, and expects to conclude the process by December 10, 2007. Entrusted assets transferred from BTB to STB are to be re-entrusted with Japan Trustee Services Bank, Ltd. ("JTSB"), an affiliate of which STB owns 33.3%, which enables clients to utilize the asset custody know how that STB has developed over a long period of time and the services of JTSB that has one of the finest asset custody infrastructure in Japan.

STB intends to improve administrative and operational efficiency through the merger of BTB after the acquisition of its all issued shares.

2. Outline of Merger

(1) Schedule of Merger

STB's Board meeting to approve the merger:	November 26, 2007 (Mon)
BTB's Board meeting to approve the merger:	November 28, 2007 (Wed) (scheduled)
Execution of the merger agreement:	December 13, 2007 (Thurs) (scheduled)

Date of the stock acquisition: January 31, 2008 (Thurs) (scheduled)*
Effective date of the merger: February 1, 2008 (Fri) (scheduled)

As the merger constitutes a simplified merger provided in Article 796, Paragraph 3 of the Companies Act for STB as well as a short form merger provided in Article 784, Paragraph 1 of the Companies Act for BTB, the both companies will effect the merger without approvals at their respective shareholders' meetings.

*The date of the stock acquisition has been changed from the original scheduled date of December 28, 2007 described in the release of April 16, 2007.

(2) Manner of Merger

The merger will be effected by a merger of BTB with and into STB whereby BTB will be dissolved.

(3) Consideration Deliverable upon Merger and Its Allocation

As STB will own all the issued shares of BTB on or prior to the day immediately preceding the effective date of the merger, no shares or other consideration will be allocated or delivered upon the merger.

3. Outline of the Merging Companies

(As at September 30, 2007)

(1) Corporate Name	The Sumitomo Trust & Banking Co., Ltd.	Barclays Global Investors Japan Trust & Banking Co., Ltd.
(2) Principal Business	Trust business; bank business	Asset management business; asset custody business
(3) Date of Incorporation	July 28, 1925	April 1, 1986
(4) Location of Head Office	4-5-33 Kitahama, Chuo-ku, Osaka	1-1-39 Hiro, Shibuya-ku, Tokyo
(5) Representative	President and CEO: Yutaka Morita	Representative Director and President: Glenn Berry
(6) Stated Capital	287,537 million yen (consolidated basis)	3,150 million yen (non-consolidated basis)
(7) Total Number of Issued Shares	1,675,128,546 ordinary shares	20,000 ordinary shares

(8) Net Assets	1,393,547 million yen (consolidated basis)	5,186 million yen (non-consolidated basis)
(9) Total Assets	22,059,389 million yen (consolidated basis)	10,198 million yen (non-consolidated basis)
(10) Financial Year End	March 31	March 31
(11) Number of Employees	9,632 (consolidated basis)	93 (non-consolidated basis)
(12) Major Shareholders and Shareholding Percentage	Japan Trustee Services Bank, Ltd. (trust account) 5.64% Master Trust Bank of Japan, Ltd. (trust account) 4.75% State Street Bank and Trust Co. 2.56% State Street Bank and Trust Co. 505103 1.60% Rabobank Nederland Tokyo Branch 1.41% Trust & Custody Services Bank, Ltd. (securities investment trust account) 1.40% Kubota Corporation 1.31% The Chase Manhattan Bank, N.A., London, S.L. Omnibus Account 1.25% Japan Trustee Services Bank, Ltd. (trust account 4) 1.14% Trust & Custody Services Bank, Ltd. (trust account B) 1.05%	Barclays Global Investors UK Holdings Limited 100%
(13) Relationships between Parties	Capital Relationship	STB will acquire 20,000 ordinary shares of BTB (shareholding percentage: 100%) on January 31, 2008 subject to necessary regulatory approvals by the relevant authorities whereby BTB will become a wholly-owned subsidiary of STB.
	Personnel Relationship	None
	Business Relationship	No direct business relationship, except for the capital relationship described above and the transfer of BTB's entrusted assets
	Relationship of the Affiliated Parties	Refer to the capital relationship described above.

(14) Operational Results for Three Most Recent0 Financial Years

[Consolidated] (in millions of yen, except per share data)

	STB			BTB		
Financial Year Ended	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2005	March 31, 2006	March 31, 2007
Operating Income	500,949	789,875	853,365	-	-	-
Net Operating Income	134,161	171,949	170,171	-	-	-
Net Income	96,865	100,069	103,820	-	-	-
Net Income per Share (yen)	59.86	59.91	62.05	-	-	-
Net Assets per Share (yen)	545.98	668.38	738.78	-	-	-

[Non-consolidated] (in millions of yen, except per share data)

	STB			BTB		
Financial Year Ended	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2005	March 31, 2006	March 31, 2007
Operating Income	478,474	558,127	558,470	7,865	10,048	11,050
Net Operating Income	120,587	148,293	134,551	1,892	1,626	1,679
Net Income	84,700	88,497	81,813	1,105	900	581
Net Income per Share (yen)	52.34	52.98	48.89	55,286.62	45,021.914	29,053.42
Net Assets per Share (yen)	541.95	655.26	713.90	242,317.43	242,339.34	256,392.76

4. Conditions after Merger; Effect on Financial Results

There will be no substantial change in business operations or effect on financial results as a result of the merger.

For further information, please contact:

IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354

END